Attachment G – Financial Condition of Issuer

From January 1, 2015 – December 31, 2015 to January 1, 2016 – December 31, 2016

Overview
The Company is a full-service restaurant located on the 3rd St. corridor in Bayview/Hunters Point specializing in soul-food or Southern-inspired food. It earns most of its revenue selling food and beverages for consumption in the restaurant and for take-out and delivery. The Company also generates revenue from catering. It began operations in 2008 as a sole proprietorship. In March 2015, the Company began operations as a corporation. The Company's Fiscal Year ends December 31.

The Company hired a new bookkeeper in March 2016. Its 2015 financial statements were reconstructed by going through bank statements. There was no payroll in 2015, but the Company had payroll in 2016 and anticipates having payroll in upcoming fiscal years. The Company's bookkeeper is handling accounts payable and accounts receivable and is moving the Company's accounting practice to standard practice, which is reflected in the fiscal year 2016 financial statements.

Starting around the end of fiscal year 2017 or fiscal year 2018, the Company anticipates entering into a Joint Venture to operate a Super Duper Burgers at the San Francisco Airport. Thus, historical results and cash flows may not reflect what investors should expect in the future. The Company has included pro-forma financial statements for Super Duper Burgers in Attachment F. The Company relied on HMSHost's expertise in the airport concession business to prepare these statements, but notes that they are merely projections and may not accurately reflect actual results.

Results of Operations
At the end of year fiscal year 2015, the Company had total assets of $39,253.61, including $33,968.54 in checking and savings accounts, $4,672.75 in cash payments and credit card receivables, and $612.32 of furniture and equipment. The Company also had total liabilities of $94,648.92, including current liabilities of $4,672.74 and long-term liabilities of $70,714.13, which includes the Company's Chapter 13 debt and its KIVA Zip Loan. The Company's equity at the end of fiscal year 2015 was -$55,395,31. The Company's combined equity and liability amounts to $39,253.61.

At the end of year fiscal year 2016, the Company had total assets of $20,410.20, including $16,411.08 in checking and savings accounts, $3,386.80 in cash payments and credit card receivables, and $612.32 of furniture and equipment. The Company also had total liabilities of $73,616.50, including current liabilities of $5,106 and long-term liabilities of $64,232.74, which includes the Company's Chapter 13 debt. The Company made its last KIVA Zip payment in fiscal year 2015. The Company's equity at the end of fiscal year 2016 was -$53,206.30. The Company's combined equity and liability amounts to $20,410.20.

Liquidity and Capital Resources
As of December 2016, the Company had $16,411.08 in cash and total assets of $20,410.20. This is a decrease from December 2015, when the Company had $33,968.54

in cash and $39,253.61 in total assets. The Company also had a decrease in net income from fiscal year 2015 to fiscal year 2016. In fiscal year 2015, the Company had a net income of $71,962.95. In 2016, the Company earned a total income of $423,020.90 from its operating activities, with a gross profit of $226,137.42. This is an increase from 2015, when the Company earned a total income of $366,292.84 and a gross profit of $176,898.36.

Although the Company increased its operating income and gross profit, its net income decreased from $71,958.95 to $12,201.44. In addition to an increase in certain expenses, such as rent, repairs and maintenance, a majority of the Company's decrease in net income is due to the Company's addition of payroll expenses in the amount of $69,768.04 2016.

The Company anticipates using its available cash in twelve months or less. The Company does not have any other sources of available capital—it does not have any lines of credit nor are the shareholders required to contribute. The Company holds its cash and cash equivalents for working capital purposes. Any cash in excess of the Company's immediate requirements are used to provide capital and provide liquidity and are kept primarily in on-demand deposit accounts.

The Company believes it needs $500,000 to meet its projected capital and operational requirements, including developing a reserve, over the next twelve months. About $303,000 of this capital will be used towards the Company's capital contribution to the Joint Venture. The remaining will be used to purchase equipment and as working capital. The Company intends to raise the capital necessary to pay for the review of its financial statements through this offering and to raise the capital required for the capital contribution in other offerings. Although the Company intends to use the majority of the proceeds raised in this offering to pay for capital expenditures, the Company reserves the right to use some or all of the capital raised in this offering towards its capital contribution to the Joint Venture.

Without limiting its available options, the Company will likely raise capital through the sale of notes with the same or similar terms as the note being offered herein or through the sale of the Company's common stock. It is possible that the Company will offer warrants, options, and/or rights in addition to debt securities or common stock. However, there is no guarantee that the Company will be successful in raising additional capital or that subsequent financing will be on terms or amounts that are acceptable to the Company. If the Company cannot secure adequate financing through this offering or subsequent offerings, it may not be able to enter into the Joint Venture with HMSHost. It may even be forced to cease operations and an Investor will lose its entire investment.

Capital Expenditures and Other Obligations
During the last two fiscal years, the Company has not made any material capital expenditures. The Company intends to make capital expenditures using the proceeds of this offering and other future offerings, including to purchase equipment, update the

Company's facilities, and to pay for the buildout of Super Duper Burgers at the San Francisco Airport.

Trends and Uncertainties

The Company does not believe it is subject to any trends or uncertainties in the operation of its restaurant on 3rd St. However, because the Company has never operated a franchise nor a concession stand at any Airport, it is uncertain about how the Joint Venture will affect its operations. For example, the Company anticipates an increase in revenue based on its monthly distributions from the Joint Venture. However, distributions are based on the Joint Venture's cash flow and the Company cannot guarantee that the Joint Venture will produce any cash flow.

If the Company cannot obtain financing for its capital contribution to the Joint Venture, it may be forced to get a loan from HMSHost with terms that may not be favorable to the Company. However, HMSHost is not obligated to lend to the Company. If the Company is unable to finance its capital contribution, it may be considered in default of the Joint Venture and the Joint Venture may dissolve as a result. As such, an Investor should consider whether the achievement of this financing is realistic for the Company and the consequences to the Company for failing to raise adequate financing.

The Company's financial statements, as shown in Attachment F, are an important part of this offering and Investors should review them in their entirety.